Exhibit 99.1

Perion Announces Collaboration with Experian to Enhance Cross-Channel
Targeting and Attribution

New capabilities elevate existing solutions, extending AI-powered targeting and attribution across devices and channels to improve engagement throughout the customer journey

NEW YORK & TEL AVIV – December 18, 2024 – Perion Network Ltd. (NASDAQ & TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today the integration of Experian’s identity graph into its proprietary solutions; a strategic enhancement to Perion’s cross-channel and cross-device targeting and attribution capabilities. This collaboration complements Perion’s existing advertising solutions, boosting its capabilities to deliver advanced digital advertising tools and a more integrated user experience across devices.

This new capability expands the Perion suite, which includes the AI-powered Audience Segmentation platform, SORT®. Utilizing privacy-safe data signals, SORT® enhances performance and optimizes campaigns across Connected television (CTV) and the web, providing a more complete view of the customer journey.

“We are thrilled to enhance our cross-device capabilities through this strategic collaboration with Experian,” said Tal Jacobson, CEO of Perion. “By integrating their robust identity graph with our technology solutions, we’re further empowering the advertisers working with us to optimize their campaigns, creating more personalized and effective marketing strategies for driving higher engagement and conversions.”

Experian's wide range of privacy-friendly digital identifiers ensures that brands can connect with consumers, leading to higher match rates and improved addressability. This integration also provides a persistent understanding of households and individuals to their identifiers and devices, enabling accurate targeting and measurement over time.

“Success in digital advertising requires strategic collaborations," said Ali Mack, Vice President at Experian. "Perion's integration of our identity graph shows our commitment to providing advertisers with valuable, data-driven insights. Advertisers can now achieve greater precision and performance in personalized marketing across multiple channels, including Connected TV and the web.”

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to both brands and publishers.

For more information, visit Perion's website at www.perion.com.

About Experian

Experian is a global data and technology company, powering opportunities for people and businesses around the world. We help to redefine lending practices, uncover and prevent fraud, simplify healthcare, deliver digital marketing solutions, and gain deeper insights into the automotive market, all using our unique combination of data, analytics and software. We also assist millions of people to realize their financial goals and help them to save time and money.

We operate across a range of markets, from financial services to healthcare, automotive, agrifinance, insurance, and many more industry segments.

We invest in talented people and new advanced technologies to unlock the power of data and innovate. As a FTSE 100 Index company listed on the London Stock Exchange (EXPN), we have a team of 22,500 people across 32 countries. Our corporate headquarters are in Dublin, Ireland.

Learn more at experianplc.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com